Stuart M. Strauss Partner DIRECT TEL +1 212 878 4931 DIRECT FAX +1 212 878 8375 stuart.strauss@cliffordchance.com

July 3, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

               Mail Stop 0505

Re:	Morgan Stanley Institutional Fund Trust
(File Nos. 2-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission on May 7, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund’s Registration Statement. These changes will be reflected in Post-Effective Amendment No. 76 to the Fund’s Registration Statement, which will be filed via EDGAR on or about July 3, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter incorporating the “Tandy” information.

Response 1. A “Tandy” letter will be filed via EDGAR correspondence under separate cover with the “B” filing.

Comment 2.	Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A and consider adding disclosure to clarify accordingly.

Response 2. The Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections of the Prospectus in compliance with Item 2(b) of Form N-1A.

Securities and Exchange Commission

July 3, 2007

COMMENTS TO THE PROSPECTUS

Comment 3.	With respect to the Advisory Portfolio—Series 1, under the sub-heading “Approach” please note that the Fund invests in high yield, high risk securities.

Response 3. We respectfully acknowledge the comment, but believe the disclosure regarding high yield bonds and related risks is sufficient.

Comment 4.	Please clarify under the sub-heading “Process” the meaning of “value approach toward fixed income investing.”

Response 4. W respectfully acknowledge the comment, but have reviewed this disclosure and believe that the language following the first sentence under the sub-heading “Process” sufficiently explains our approach toward fixed income investing.

Comment 5.	Please clarify that high yield securities are also known as “junk.”

Response 5. The disclosure has been revised accordingly.

Comment 6.	Please explain in the prospectus how the Advisory Portfolio—Series 1 directs its investments in fixed-income securities to achieve capital appreciation and income. In addition, specifically disclose what the Portfolio is buying to achieve these objectives.

Response 6. We respectfully acknowledge the comment, but believe that as this Fund is open to institutional investors, the disclosure under the subheadings “Approach” and “Process” sufficiently explains how the Portfolio directs its investments. However, we wish to supplementally inform you that the Portfolio seeks to make investments in fixed income securities that pay interest and/or will increase in value over time. The current disclosure under the subheadings referenced above includes the types of securities the Portfolio is buying to achieve its objectives.

Comment 7.	With respect to the Advisory Portfolio—Series 2, please explain what investment return the Portfolio is seeking to achieve.

Response 7. Investment return can derive from capital appreciation/depreciation or income and is the value of an investor’s holdings in the Portfolio above or below the amount the shareholder invested. The Portfolio seeks to achieve returns consistent with returns generated by the market for mortgage securities, using the Portfolio’s benchmark index as a reference.

Comment 8.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 8. The line item is not applicable to the Portfolio at this time.

Securities and Exchange Commission

July 3, 2007

Comment 9.	Please confirm that the prospectus disclosure, specifically with respect to how far to extend decimal points, complies with General Instruction 1A of Form N-1A.

Response 9. The disclosure complies with General Instruction 1A of Form N-1A.

Comment 10.	Please confirm that the Portfolio was not required to restate its financial statements in connection with its investments in inverse floaters.

Response 10. The Portfolio is not yet operational and therefore does not yet report financial results.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 11.	Please confirm that the Fund’s concentration policy in Investment Restriction (7) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 11. The Fund’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A. We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

Comment 12.	With respect to Investment Restriction (7), please explain the following disclosure: “the Advisory Portfolio will concentrate in mortgage-backed securities.”

Response 12. Pursuant to the Advisory Portfolio’s concentration policy, the Portfolio invests more than 25% of its assets in mortgage securities of private issuers. Mortgage securities are fixed income securities that derive their value from or represent interests in a pool of mortgages or mortgage securities. We further note that the Advisory Portfolio is an operating Portfolio of the Fund, separate from the Advisory Portfolio-Series 1.

Comment 13.	In the section entitled “Investment Adviser-Portfolio Managers-Portfolio Manager Compensation Structure,” (1) include only the discretionary compensation received by the portfolio managers of the Fund during the last year and (2) confirm that you are providing the requested information.

Response 13. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our

Securities and Exchange Commission

July 3, 2007

view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

Comment 14.	Please supplementally note whether this Fund was part of the earlier Morgan Stanley settlement relating to executing portfolio trades.

Response 14. Morgan Stanley & Co. (“MS & Co.”) and the New York Stock Exchange recently settled a matter regarding MS & Co.’s trading applications with respect to the best execution of certain retail orders that took place between October 24, 2001 and December 8, 2004. With regard to this settlement, the Commission did not find that MS & Co. failed to give best execution to institutional orders, including Fund orders, and accordingly such orders were not impacted.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Debra Rubano at (212) 762-5481. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss